Exhibit 99.1

WiLAN Provides Litigation Update on Hon Hai Suit

OTTAWA, Canada – October 26, 2012 – Wi-LAN Inc. (“WiLAN”) (TSX:WIN) (NASD:WILN) today provided a litigation update.

On October 1, 2012, WiLAN filed a law suit against Hon Hai Precision Industry Co. Ltd. (“Hon Hai”) in Florida State Court concerning Hon Hai’s failure to report sales and revenues as required under a license agreement signed with WiLAN in January 2008.

Subsequently, on October 23, 2012, Hon Hai filed a suit in New York requesting a declaration that Hon Hai does not infringe WiLAN’s V-Chip patent and to declare the patent invalid. WiLAN has not yet been served with the New York suit.

WiLAN believes that Hon Hai’s filing of this suit in New York is a tactical response related to WiLAN’s filing of the initial suit in Florida. This tactic was anticipated by WiLAN as one possible response by Hon Hai, and is not entirely unexpected.

WiLAN does not consider these suits to be material changes. Hon Hai is a relatively small TV and display licensee in terms of its historical payments to WiLAN. Aggregate TV and display revenues continue to be consistent with management’s expectations.

WiLAN’s key V-Chip patent was put into re-exam several years ago at the request of a third party. As a result of the re-exam process, the United States Patent and Trademark Office (“USPTO”) confirmed the validity of all claims in the patent and added more than 30 new claims. The re-examination certificate was issued by the USPTO on August 21, 2012.

WiLAN’s ongoing V-Chip case against LG Electronics, Inc. is scheduled for oral arguments to the U.S. Federal Circuit Court of Appeals on December 5, 2012.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “WiLAN believes”, “continue to be”, “is scheduled” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact: Kathryn Hughes Director, Marketing & Communications O: 613.688.4897 C: 613.898.6781 E: khughes@wilan.com	For Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com